Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

November 22, 2022

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

Dear Sir/ Madam,

Sub:    Intimation under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that Dr. Reddy’s Laboratories Ltd. and Dr. Reddy’s Laboratories, Inc. (a wholly owned subsidiary of the Company), along with Celgene, Bristol Myers Squibb and several generic pharmaceutical companies, were named as defendants in a complaint filed on November 18, 2022, in the District of New Jersey, USA.  The complaint, which purports to be on behalf of a class of indirect purchasers, asserts claims under federal and state antitrust laws and other state laws alleging that the defendants improperly restrained competition and maintained a shared monopoly in the sale of brand and generic Revlimid through their respective settlements of patent litigation. The complaint alleges that the challenged agreements improperly delayed generic entry entirely until 2022 and then improperly limited generic competition through 2026. The complaint seeks damages for purported overpayments and equitable relief.

Dr. Reddy’s maintains that the allegations against it lack merit and will vigorously defend the litigation.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head CSR

CC:-     New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)